Exhibit 99.1


                                         Contact:       Susie Ter-Jung
                                                        Bunge Limited
                                                        1-914-684-3398
                                                        Susie.ter-jung@bunge.com



                        Bunge Subsidiary Signs Agreement
                        To Purchase Kama Foods in Poland


WHITE PLAINS, NY - March 2, 2004 - Bunge Limited (NYSE: BG), an integrated, global agribusiness and food company, today announced that its European operating arm, Bunge Europe, has signed a preliminary agreement to acquire Polish edible oil and margarine producer Kama Foods from bankruptcy receivership, through EWICO, a limited liability company in Poland. Bunge Europe owns a 50 percent stake in EWICO, with the remaining shares owned by an individual investor.

"This strategic acquisition is part of Bunge's continued expansion in Eastern Europe," said Jean-Louis Gourbin, CEO of Bunge Europe. "It will allow Bunge to build closer relationships with farmers and to better serve customers and consumers in Poland."

Under the terms of the agreement, EWICO will purchase the assets of Kama Foods free and clear of all debts and liabilities for approximately 81 million PLN (approximately US$21.3 million), with 20 million PLN (approximately US$5.3 million) payable on execution of the preliminary agreement. The transaction is expected to close by the end of June 2004, at which time EWICO will pay the outstanding balance. Beginning March 1st until the transaction closes, EWICO will operate Kama Foods under a lease agreement.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities. Founded in 1818 and headquartered in White Plains, New York, Bunge has 23,000 employees and locations in 30 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting


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our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.